EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND POTENTIAL COMMON SHARE

	For the Year
BASIC:	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)
Net income	$528,704	$379,636	$599,993	$592,927	$417,019
Less net income allocable to participating RSUs	(5,992)	(3,731)	(4,280)	(1,709)	—

Net income available for basic common shares	$522,712	$375,905	$595,713	$591,218	$417,019

Weighted average common shares outstanding	360,085	360,757	384,450	382,921	407,402

Basic net income per common share	$1.45	$1.04	$1.55	$1.54	$1.02

DILUTED:
Net income	$528,704	$379,636	$599,993	$592,927	$417,019
Less net income allocable to participating RSUs	(5,981)	(3,726)	(4,258)	(1,704)	—

Net income available for diluted common shares	$522,723	$375,910	$595,735	$591,223	$417,019

Weighted average common shares outstanding	360,085	360,757	384,450	382,921	407,402
Weighted average common equivalent shares arising from:
Dilutive stock options and non-participating RSUs	1,425	1,454	4,505	2,782	3,637

Weighted average number of common and potential common shares	361,510	362,211	388,955	385,703	411,039

Diluted net income per common share	$1.45	$1.04	$1.53	$1.53	$1.01